EXHIBIT 77M

On September 17, 2012, the Touchstone Emerging Market Equity Fund acquired substantially all of the assets and liabilities of the Touchstone Emerging Market Equity Fund II, pursuant to an Agreement and Plan of Reorganization dated June 26, 2012 (the "Agreement") and approved by the shareholders of the Touchstone Funds Group Trust. The Reorganization was accomplished through a tax-free exchange of an equal aggregate value of newly-issued common shares of the Touchstone Emerging Market Equity Fund.
On July 10, 2012, in connection with the Reorganization, the Touchstone Funds Group Trust filed a Preliminary Registration Statement on Form N-14 (the "N-14 Registration Statement'). The N-14 Registration Statement contained the proxy materials soliciting the approval of the Reorganization by the shareholders of the Touchstone Emerging Market Equity Fund and Touchstone Emerging Market Equity Fund II. A filing on Form 497 was made on August 21, 2012. The N-14 Registration Statement as amended was declared effective by the Commission on August 9, 2012.
On September 17, 2012 (the "Closing Date"), pursuant to the Agreement, the following acquisitions occurred:
1.	 Net assets of the Touchstone Emerging Markets Fund II
valued at $52,224,158 (5,677,643 shares outstanding) were transferred for 5,677,643 newly issued shares of the Touchstone Emerging Markets Fund, a series of the Registrant;
A copy of the Agreement is attached to this form as part of the Exhibit to sub-item 77Q.